EXHIBIT 99.04

Chunghwa Telecom

August 10, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2016

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
July	Net sales	18,669,622	18,657,024	(+) 12,598	(+) 0.07%

Jan- July	Net sales	131,809,207	132,050,425	(-)241,218	(-)0.18%

b Trading purpose : None